Management Report

Crooked City Cider LLC
For the period ended December 21, 2018



Prepared on
March 27, 2019

Table of Contents

Profit and Loss

January 1, 2017 - December 21, 2018

	Total
INCOME	
Sales	5,126.12
Discounts Given	-300.00
Total Sales	**4,826.12**
Sales of Product Income	
Card Sales	104,801.69
Total Sales of Product Income	**104,801.69**
Services	1,965.00
Square Sales	6,535.12
Tasting Room Commissions	12,499.33
Total Income	**130,627.26**
COST OF GOODS SOLD	
Cost of Goods Sold	29,920.26
Purchases for Resale	1,568.93
Supplies & Materials - COGS	6,218.87
Tasting Room Supplies	17,885.28
Total Cost of Goods Sold	**55,593.34**
GROSS PROFIT	**75,033.92**
EXPENSES	
Advertising/Promotional	934.01
Auto	12,967.62
Fuel	5,475.53
Gas	70.42
Insurance	2,728.42
Parking & Tolls	461.94
Total Auto	**21,703.93**
Bank Service Charge	3,698.75
Charitable Contributions	905.00
Depreciation	5,913.00
Entertainment Meals	2,006.81
Insurance	4,194.00
Interest Expense	13,118.13
Legal & Professional Fees	6,553.50
Licenses	4,855.00
Memberships	577.53
Miscellaneous	3,780.40
Office/General Administrative Expenses	457.36
Outside Services	3,985.00
Postage	6.65
QuickBooks Payments Fees	673.51
Rent	452.00
Shipping	1,850.00

	Total
Tax - LLC	800.00
Tax - Oakland Business	93.87
Telephone Expense	375.78
Travel	1,149.38
Uncategorized Expense	-43.88
Total Expenses	**78,039.73**
NET OPERATING INCOME	**-3,005.81**
OTHER EXPENSES	
Gain/Loss on Sale	7,681.10
Total Other Expenses	**7,681.10**
NET OTHER INCOME	**-7,681.10**
NET INCOME	**$ -10,686.91**

Balance Sheet

As of December 21, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Community Bank of the Bay	97,036.36
Huntington Bank Checking	66,437.92
PayPal	1,055.62
Total Bank Accounts	**164,529.90**
Accounts Receivable	
Accounts Receivable	14,224.00
Total Accounts Receivable	**14,224.00**
Other Current Assets	
Inventory Asset	7,000.00
Undeposited Funds	3,385.00
Total Other Current Assets	**10,385.00**
Total Current Assets	**189,138.90**
Fixed Assets	
Accumulated depreciation	-24,120.00
Construction in Progress	29,849.67
Furniture	3,425.00
Leasehold Improvements	221,291.48
Machinery & Equipment	142,725.60
Vehicles	0.00
Chevy Colorado	51,000.00
Total Vehicles	**51,000.00**
Total Fixed Assets	**424,171.75**
Other Assets	
Security Deposit	15,713.50
Total Other Assets	**15,713.50**
TOTAL ASSETS	**$629,024.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink Credit Card_8891	15,510.04
Total Credit Cards	**15,510.04**
Other Current Liabilities	
Keg Deposit	7,618.85
Patelco-Chevy Colorado Loan	38,291.24
Total Other Current Liabilities	**45,910.09**
Total Current Liabilities	**61,420.13**
Long-Term Liabilities	

	Total
Kiva Zip Loan Payable	-462.52
Line of Credit-Main ST	100,000.00
Notes Payable - Wefund	101,650.00
Notes Payable-Kooiman/Bushouse	227,000.00
Total Long-Term Liabilities	**428,187.48**
Total Liabilities	**489,607.61**
Equity	
Member's Equity	
Contributions-DB	190,460.90
Distributions-DB	-29,741.45
Total Member's Equity	**160,719.45**
Retained Earnings	-28,867.93
Net Income	7,565.02
Total Equity	**139,416.54**
TOTAL LIABILITIES AND EQUITY	**$629,024.15**